Exhibit (e)(20)

SIXTH AMENDMENT TO INVESTMENT SUB-ADVISORY AGREEMENT

between

DIRECTED SERVICES LLC

and

MORGAN STANLEY INVESTMENT MANAGEMENT INC. d/b/a VAN KAMPEN

ING PARTNERS, INC.

This Sixth Amendment, effective as of August 1, 2008, amends the Investment  Sub-Advisory Agreement (the “Agreement”) dated the 11th day of March 2002, as amended, between Directed Services LLC, a Delaware limited liability company (the “Adviser”) and Morgan Stanley Investment Management Inc. d/b/a Van Kampen, a Delaware corporation (the “Sub-Adviser”).

W I T N E S S E T H

WHEREAS, the parties desire to amend the Agreement and agree that the amendment will be effective as of August 1, 2008.

NOW, THEREFORE, the parties agree as follows:

1.           Section No. 3 will be deleted and replaced in its entirety with the paragraph below:

3.  Compensation of Subadviser.  For the services provided to each Portfolio, the Adviser will pay the Sub-Adviser an annual fee equal to the amount specified for such Portfolio in Appendix A hereto, payable monthly in arrears and calculated as a percentage of average daily net assets as calculated by the Adviser.  The fee will be appropriately prorated to reflect any portion of a calendar month that this Agreement is not in effect among the parties.

2.           Capitalized terms used in this Amendment and not otherwise defined shall have the meanings ascribed to them in the Agreement.

3.           In all other respects, the Agreement is hereby confirmed and remains in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed as of the day and year first above written.

AGREED AND ACCEPTED BY:

DIRECTED SERVICES LLC By: /s/ Todd Modic Todd Modic Vice President	MORGAN STANLEY INVESTMENT MANAGMENT INC. D/B/A VAN KAMPEN By: /s/ Randy Takian Name: Randy Takian Title: Managing Director